Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Three Months Ended March 31,
2018
Earnings:
Income before income taxes	$69,391
Add: Fixed Charges	13,715
Add: Amortization of capitalized interest	45
Less: Interest capitalized	184
Total earnings	$82,967

Fixed charges:
Interest costs (1)	$12,908
Interest factor of operating lease expense (2)	807
Total fixed charges	$13,715

Ratio of earnings to fixed charges (3)	6.05

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.